SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 22, 2018

Confidential

Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NIO Inc. (CIK No. 0001736541)
Response to the Staff’s Comment Letter Dated June 15, 2018
Statement on Form F-1 Confidentially Submitted on June 9, 2018

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 15, 2018. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

Risk Relating to Our Business

Manufacturing in collaboration with partners is subject to risks, page 15

1.	We note your revised disclosure on page 15 that “for the first 36 months after [the] agreed time of start of production, to the extent the Heifei manufacturing plant incurs any operating losses, [you] have agreed to compensate JAC for such operating losses.” Please disclose the “agreed time of start of production” here.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 80 of the Revised Draft Registration Statement.

Our vehicles are subject to motor vehicle standards, page 23

2.	We note your response to our prior comment 5 that the “ES6 and ET7 have not yet undergone CCC certification but must be certified prior to being marketed.” Please disclose when you intend to begin the CCC certification process for the ES6 and the estimated amount of time it takes to receive such certification. In this regard, we note that you plan to launch the ES6 by the end of 2018 and to start initial deliveries in the first half of 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Revised Draft Registration Statement.

Our business plans require a significant amount of capital , page 25

3.	We note your response to our prior comment 6 that [your] future capital requirements may be uncertain and actual capital requirements may be different from those [you] currently anticipate. Please revise to disclose the capital requirements you currently anticipate for your currently planned research and development, expansion of your production capacity as well as the currently planned roll out of your charging and servicing network and your NIO houses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 60 and 90 of the Revised Draft Registration Statement.

Business

Our Power Solutions

Access to Public Charging, page 118

4.	We note your revised disclosure on page 118 regarding the public superchargers. Please disclose what percentage of the 214 thousand publicly accessible charging piles are superchargers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 79, 108, 110, 112 and 118 of the Revised Draft Registration Statement.

Business

User Development and Branding

Other Branding Activities, page 126

5.	You disclose that since December 2016 you have sold over 343,000 pieces of merchandise through your online store. You also disclose you provide users with NIO credits, the credits can be used at your online store and NIO Houses to purchase merchandise and other items, and as of May 31, 2018 approximately 212 million NIO credits had been used at your online store. Please explain to us your accounting for the merchandise sold through your online store and your accounting policy for NIO credits, including any outstanding unredeemed credits. Also, tell us where the merchandise sold and credits, both redeemed and unredeemed, are reported in your financial statements and the amounts related thereto.

The Company offers a user and customer loyalty program, which provides users with NIO credits to encourage user engagement. Users can earn NIO credits through frequent sign-ins to the Company’s mobile application, sharing articles from the application to users’ own social media, and in the future the Company may offer NIO credits as part of a welcome pack upon the purchase of a vehicle, and for referrals of new vehicle purchasers. NIO credits can be used in the Company’s online store and at NIO houses to redeem NIO merchandise, including NIO sweaters, miniature cars, mobile phone cases, tote bags and calendars, among others.

As the Company had not yet sold any vehicles as of March 31, 2018, all of the NIO credits provided have been historically aimed at generating market awareness by encouraging potential customers to frequently use the Company’s mobile application or share articles from our application on their own social media. The Company accounts for such NIO credits as selling and marketing expenses with a corresponding liability recorded under other current liabilities of its consolidated balance sheets. The Company estimates liabilities under the customer loyalty program based on cost of the NIO merchandise that can be redeemed with credits, and its estimate of probability of redemption.

Several items of the Company’s merchandise do not require a significant amount of credits for redemption and therefore customers typically redeem using only credits and not cash. At the time of redemption, the Company records a reduction of inventory and other current liabilities. In certain cases where merchandise is sold for cash in addition to NIO credits, the Company records other income, and for the three months period ended March 31, 2018 and years ended December 31, 2017 and 2016, RMB583,000, RMB286,000 and nil were recorded, respectively.

Since the Company has a limited operating history, as disclosed on page F-18, the historical information is not yet sufficient to determine any potential credit forfeitures. Because of this lack of information and because many items can be redeemed without using a significant amount of credits compared to the amount provided to users, the Company believes it is reasonable to record estimated liabilities for all credits. As the Company’s business grows and the Company has more data on credit usage, the Company plans to continue to assess when and if a credit forfeiture or breakage rate should be applied.

As of March 31, 2018, December 31, 2017 and 2016, liabilities recorded related to unredeemed credits were RMB29,467,000, RMB16,460,000 and nil, respectively. For the three months period ended March 31, 2018, years ended December 31, 2017 and 2016, the redemption of credits for merchandise amounted to RMB8,263,000, RMB10,327,000 and RMB94,000 respectively.

In response to the Staff’s comment, the Company has revised the disclosure on page F-62.

Manufacturing, Supply Chain and Quality Control

Our Future Manufacturing Plant, page 129

6.	We note your response to our prior comment 15 and reissue in part. Please disclose the material terms of your lease of the manufacturing facility that is currently being built in Shanghai as well as the current estimated costs of the improvements you currently plan on making and the equipment you currently plan to purchase.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 129 of the Revised Draft Registration Statement.

Certain Other Cooperation Arrangements, page 130

7.	Please disclose GAC NIO New Energy Vehicle Technology Co., Ltd.’s current plans for a qualified initial public offering, if any, and please briefly discuss what constitutes a “qualified initial public offering” under the GAC NIO New Energy Vehicle Technology Co., Ltd. joint venture agreement. In addition, provide a brief description of the “required reserves” pursuant to the Changan NIO Renewable Automobiles Co., Ltd. joint venture agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement.

*            *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.
Louis T. Hsieh, Chief Financial Officer, NIO Inc.
Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Allen Wang, Partner, Latham & Watkins